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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 22, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                             White Plains, NY 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X      Form 40-F
                                  ---------          --------


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes          No    X
                                 --------    ---------





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                                    EXHIBITS



Exhibit 1 Press release dated January 22, 2002 announcing earnings for the quarter ended December 31, 2001






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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Bunge Limited

Date:  January 22, 2002                 By: /s/ Williams M. Wells
                                          ------------------------
                                          Name:  William M. Wells
                                          Title: Chief Financial Officer